SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SBS BROADCASTING SA

REPORTS FIRST QUARTER 2005 RESULTS

Net Revenue up by 24%

Adjusted EBITDA improved by 77%

Margin improvement of 42%

Net loss decreased 21%

LUXEMBOURG, May 23, 2005 – SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) today reported financial results for the three months ended March 31, 2005.

Results, which are attached, are in thousands of euro (except share and per share data) converted from local currencies. The following report should be read in conjunction with the accompanying unaudited financial statements. Financial highlights are as follows:

	Three months ended March 31,
	2004	2005	% change
	(unaudited)	(unaudited)
Net revenue(1)	€140,674	€175,067	24%
Adjusted EBITDA(1)(2)	4,613	8,144	77%
Operating income (loss) (1)	(2,522)	188	—
Net loss	(3,906)	(3,091)	21%

Net loss per common share	€(0.13)	€(0.10)	23%

Weighted average common shares (000)	31,075	31,963

Cash provided by (used in) operating activities	(11,411)	11,712

Adjusted EBITDA margin(3)	3.3%	4.7%	42%

(1)   Excluding the impact of our newly acquired businesses, C More, Prima TV and the Romanian Radio stations, and the recently launched television stations, The Voice TV, VijfTV and Irisz, net revenue increased €18,133, or 13%, adjusted EBITDA increased €5,592, or 121%, and operating income (loss) improved €5,027.

(2)   Adjusted EBITDA is defined as operating income (loss) plus non-cash compensation, depreciation and amortization expenses (see page 9).

(3)   Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of net revenue (see page 5).

Commenting on the results, Markus Tellenbach, Chief Executive Officer of SBS, said:  “In the first quarter we continued to improve our operating performance and our revenue growth outpaced the market in most of our territories. We also continued to invest in popular programming, start-up operations and complementary activities. Through the successful launch of new digital channels and the acquisition of the C More Group we are rapidly expanding and diversifying our revenue streams. Moreover, we are executing this growth strategy in a manner that enables us to continue to expand our cash generating ability.

With the successful conclusion of our recent €325 million bank refinancing, we have repaid our C More acquisition debt and defeased and called for redemption our 12% Senior Notes.  We will benefit from the significant reduction in interest rates compared to our 12% Senior Notes, that was achieved based on our strengthened balance sheet and improving cash flows.  As we are not heavily leveraged based on our cash flows and total net debt, we are in a strong position to capitalize on the rapidly developing digital content market while continuing to seek prudent expansion opportunities to drive growth.”

Recent Developments

Romania

On March 1, 2005, we increased our equity stake in Prima TV to 86% following the purchase of an additional 48.8% indirect equity stake for €7,800 from Romanian Investment and Development srl.  SBS has held a minority ownership interest in Prima TV since July 2001 and originally invested in Prima TV in March 2000.

We also acquired Romania’s leading FM radio network Kiss FM, and FM radio network Radio Star from MG Media Group Holding S.A. for a total of €22,500 on a debt-free basis.

Premium Pay

On March 8, 2005, we acquired all of the shares of C More Group AB for €269,600 in cash.  The acquired net assets of C More included approximately €20,000 in cash at December 31, 2004.  The sellers were primarily private equity funds represented by Baker Capital and Nordic Capital.

C More is the leading Nordic pay entertainment provider, with over 770,000 subscribers in Sweden, Norway, Finland and Denmark. As a provider of both premium sports and premium movies in the Nordic region, which it provides under the Canal+ and C More brands, C More enjoys market-leading positions in Sweden, Norway and Finland.  The channels are distributed primarily by direct-to-home satellite (DTH), cable, broadband and, increasingly, by digital terrestrial transmission (DTT).  In 2004, C More Group had revenues of SEK 1,657,000 (€181,000) from channel subscriptions and other sources.  C More has had positive net income for the last three years and has no debt.

Financing

On March 7, 2005, we entered into a €300,000 unsecured bridge facility agreement with ABN AMRO Bank N.V. (“ABN AMRO”) and then drew down €210,000 in order to finance in part our acquisition of C More. We financed the remainder of the purchase price from the Company’s cash balances. Amounts outstanding under the bridge facility bore interest at a rate of EURIBOR plus 0.7% per annum. The bridge facility had a term of six-months.

On May 12, 2005, we entered into a €325,000 secured syndicated multicurrency revolving credit facility (the “Facility”) with ABN AMRO, Citigroup Global Markets Limited, Deutsche Bank AG London and The Royal Bank of Scotland plc, as lead arrangers.

In connection with the Facility, we called for redemption all of our 12% Senior Notes due 2008 (the “Senior Notes”), which had an outstanding principal amount of €103,655. Holders of the Senior Notes will receive a redemption price of 106% of the principal amount of the Senior Notes plus accrued and unpaid interest on the Senior Notes on the redemption date, which will be June 15, 2005. We deposited with the trustee for the Senior Notes cash sufficient to fund the redemption and thereby defeased the covenants contained in the indenture for the Senior Notes until their redemption.

We funded the defeasance and redemption of the Senior Notes with funds drawn under the Facility and we utilized the remaining amounts under the Facility and a portion of our cash reserves to fully repay €210,000 and accrued interest due under the €300,000 bridge facility with ABN AMRO.

The Facility is a fully revolving facility with a term of five years, although we have the right during the first twelve months to request a one-year extension.  Amounts borrowed under the Facility bear interest at a rate of EURIBOR plus a margin based on our senior net debt leverage ratio.  The initial margin is 0.75%. To provide security, the Company and certain of its subsidiaries have pledged shares of certain wholly owned group companies in Belgium, The Netherlands, Norway, Sweden and the United Kingdom. Certain wholly owned subsidiaries in these jurisdictions also guarantee the Facility.

Financial Statements

We prepare our financial statements in euro and in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Our consolidated broadcasting operations generate revenues primarily in euro, Hungarian forint, Swedish kronor, Norwegian kroner and Danish kroner and incur substantial operating expenses in these currencies.  We also incur significant operating expenses for programming in U.S. dollars.  Balance sheet accounts are translated from foreign currencies into euro at the period-end exchange rates and statement of operations accounts are translated at the weighted average exchange rates for the period.  Any resulting balance sheet translation adjustments are recorded as accumulated other comprehensive income (loss) within shareholders’ equity.  Currency translation adjustments relating to transactions in currencies other than the functional currency of the entity involved are reflected in the results of operations as foreign exchange gain (loss).

In the discussions of the results for the three months ended March 31, 2005 compared to the three months ended March 31, 2004, we divide our operations into four segments:

(1)   “Television operations”, which include:

•   SBS6, NET5 and Veronica (in The Netherlands) and jointly referred to as “our Dutch Television operations”;

•   TV2 and, since September 2004, Irisz (in Hungary) and jointly referred to as “our Hungarian Television operations”;

•   Kanal 5 (in Sweden);

•   VT4 and, since October 2004, VijfTV (in Flemish Belgium) and jointly referred to as “our Belgian Television operations”;

•   TVNorge (in Norway);

•   TvDanmark and Kanal 5 (in Denmark) and jointly referred to as “our Danish Television operations”;

•   since March 1, 2005, Prima TV (in Romania);

•   since August 2004, The Voice TV (in Denmark, Norway, Sweden and Finland); and

•   other related operations that are not material.

(2)   “Premium pay operations”, which include C More Group AB in Sweden, Norway, Finland and Denmark. We acquired C More on March 8, 2005 and, accordingly, the results of operations have been reflected in our consolidated financial statements since that date.

(3)   “Radio operations”, which include:

•   Mix Megapol, The Voice, Radio City, 106.7 Rockklassiker, Studio 107.5, Vinyl and Lugna Melodier (in Sweden) and jointly referred to as “our Swedish Radio operations”;

•   KISS FM, Radio City, Radio Sata, Radio Mega, Radio 957, Radio Jyväskylä and Iskelmäradio (in Finland) and jointly referred to as “our Finnish Radio operations”;

•   The Voice and Radio 2 (in Denmark) and jointly referred to as “our Danish Radio operations”;

•   Radio 1 and The Voice (in Norway) and jointly referred to as “our Norwegian Radio operations”;

•   Since March 1, 2005, KISS FM and Radio STAR (in Romania) and jointly referred to as “our Romanian Radio operations”; and

•   Lampsi (in Greece).

(4)   “Print operations”, which include the Veronica Magazine and the Satellite Magazine in The Netherlands.

Results from Prima TV in Romania, through February 28, 2005, are not included in the operations referred to above, but are included in equity in income (loss) from unconsolidated subsidiaries. From July 2001 until February 28, 2005, we held a minority interest in the station and were unable to exercise control over the operations. Since March 1, 2005, we have consolidated Prima TV’s operations to reflect our 86% controlling interest.

When analyzing results within the different categories of operations for any particular period, the sums of the individual items reported within each category may differ from the total reported for such category. Differences are primarily attributable to corporate charges, eliminations between categories and items attributable to entities that are not separately disclosed but are included within the totals for the different categories.

The consolidated statements of operations and balance sheet have been prepared on the basis of a preliminary purchase price allocation of the acquisitions completed during the first quarter of 2005. We expect the final purchase price allocation to be completed during the second quarter.

Operating Expenses as a Percentage of Revenue

We monitor our operating expenses as a percentage of our net revenue as part of our cost management efforts. We rely on this measurement, in particular, to help plan and implement the expansion of our existing businesses and the development of new revenue streams.  The following table shows our operating expenses as a percentage of net revenues for the periods indicated.

	Three months ended March 31,
	2004	2005
Net revenue	100.0%	100.0%
Operating expenses:
Station operating expenses	74.0%	70.1%
Selling, general and administrative expenses	20.3%	22.7%
Corporate expenses	2.4%	2.5%
Adjusted EBITDA margin	3.3%	4.7%
Non-cash compensation	0.6%	0.2%
Depreciation and amortization	4.5%	4.3%
Operating income (loss) margin	(1.8)%	0.2%

Three months ended March 31, 2005 compared to three months ended March 31, 2004

Net Revenue

Net revenue increased €34,393, or 24%, from €140,674 in 2004 to €175,067 in 2005. Our newly acquired businesses, C More, Prima TV and the Romanian Radio stations, and the recently launched television stations, The Voice TV, VijfTV and Irisz, had combined net revenue of €16,260. Excluding our new businesses, our net revenue increased €18,133, or 13%.

The net revenue increased €18,857, or 16%, at our Television operations mainly due to increased net revenue of €3,697, or 22%, at our Hungarian Television operations, due to an increased television advertising market and increased viewing shares mainly driven by the introduction of a new daily soap on TV2. TVNorge and Kanal 5 had increased revenue of €3,430, or 30%, and €3,421, or 17%, respectively, mainly due to increased viewing shares driven by new programming investments such as the Royal League (Scandinavian football) and a co-produced version of Big Brother. Our Dutch Television operations had increased net revenue of €2,178, or 5%, mainly due to an increase in the television advertising market. Our Danish Television operations had an increase in net revenue of €1,678, or 17%, mainly due to increased viewing shares at Kanal 5 (Denmark) driven by the broadcast of the Royal League and other sports programs. Our Belgian Television operations had increased net revenue of €1,507, or 11%, approximately half of which came from newly launched VijfTV. The increase in net revenue at VT4 was 6%, mainly due to an increase in viewer-interactive TV programming revenues, which are generated when viewers pay premium telephone rates to interact with programs.

Our Radio operations net revenue increased €1,219, or 10%, mainly due to net revenue of €549 at the newly acquired Romanian Radio operations, which we have consolidated from March 1, 2005. Excluding such revenue, net revenue increased €670, or 6%, mainly due to increased net revenue at our Norwegian Radio operations, arising from sales agreements with other radio stations.

Our Print operations had increased net revenues of €1,146, or 8%, mainly due to increased subscription income coming from a combination of an increase in subscribers and an increase in magazine prices.

Station Operating Expenses

Station operating expenses increased €18,657, or 18%, from €104,135 in 2004 to €122,792 in 2005. Our newly acquired businesses, C More, Prima TV and the Romanian Radio stations, and the recently launched television stations, The Voice TV, VijfTV and Irisz, had station operating expenses of €11,797. Excluding such expenses, our station operating expenses increased €6,860, or 7%. Station operating expenses expressed as a percentage of net revenues were 74.0% and 70.1% in 2004 and 2005, respectively.

The station operating expenses increased €12,598, or 14%, at our Television operations, mainly due to programming expenses of €4,853 at our recently launched television stations and Prima TV. Excluding such expenses, our station operating expenses increased €7,745, or 9%, mainly due to our programming investments in Royal League, the new daily soap at TV2 and a co-produced Big Brother show in Norway and Sweden. Our Dutch Television operations and VT4 had decreased station operating expenses of €871 and €126, respectively.

Our Radio operations had decreased station operating expenses of €299, or 5%, mainly due to cost savings of €716 at our Danish Radio operations as a result of the closing of our news station and POP FM. Such savings were partly offset by station operating expenses of €134 at the newly acquired Romanian Radio operations.

Our Print operations had decreased expenses of €452, or 5%, mainly due to reduced printing cost.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased €11,320, or 40%, from €28,489 in 2004 to €39,809 in 2005. Our newly acquired businesses, C More, Prima TV and the Romanian Radio stations, and the recently launched television stations, The Voice TV, VijfTV and Irisz, had selling, general and administrative expenses of €6,524. Excluding such expenses, our selling, general and administrative operating expenses increased €4,796, or 17%. Selling, general and administrative expenses expressed as a percentage of net revenues were 20.3% and 22.7% in 2004 and 2005, respectively.

Our Television operations had increased selling, general and administrative expenses of €4,321, or 22%, mainly due to increased marketing expenses at Kanal 5, TVNorge and TV2 related to the promotion of new programming initiatives.

Our Radio operations had increased selling, general and administrative expenses of €120, or 2%, due to expenses of €157 at the newly acquired Romanian Radio operations. Excluding such expenses selling, general and administrative expenses decreased by €37.

Our Print operations had increased selling, general and administrative expenses of €1,106, or 48%, mainly due to increased promotion activities to increase the number of subscribers.

Corporate Expenses

Corporate expenses increased €885 from €3,437 in 2004 to €4,322 in 2005, mainly due to an increase in headcount and expenses related to Sarbanes-Oxley compliance work. Corporate expenses expressed as a percentage of net revenues were 2.4% and 2.5% in 2004 and 2005, respectively.

Non-cash Compensation

In 2004 we recorded non-cash compensation of €794, mainly related to the impact of our increasing share price on options to purchase 466,667 shares of common stock previously granted to certain of our employees. These options are subject to variable accounting treatment, unlike the rest of our share incentives. In 2005 we recorded non-cash compensation of €345, mainly related to options to purchase 66,667 of the options to purchase shares of common stock still subject to variable accounting treatment. Non-cash compensation expressed as a percentage of net revenues was 0.6% and 0.2% in 2004 and 2005, respectively.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased €1,270, or 20%, from €6,341 in 2004 to €7,611 in 2005, mainly due to increased amortization expenses associated with our broadcasting licenses in Hungary and Radio Sweden. Amortization also increased due to amortization of intangible assets recorded on the acquisition of 49% of TVNorge in 2004. Depreciation and amortization expenses expressed as a percentage of net revenues were 4.5% and 4.3% in 2004 and 2005, respectively.

Operating Income (Loss)

Operating income (loss) improved €2,710 from a loss of €2,522 in 2004 to an income of €188 in 2005.

Despite operating losses of €2,921 at our recently launched television stations, The Voice TV, VijfTV and Irisz, our Television operations improved operating income by €1,027 from €2,364 in 2004 to €3,391 in 2005. The increase was mainly due to increased operating income of €2,353 at our Dutch Television operations driven by the growth in the Dutch television advertising market.

Our Premium pay operations, which were consolidated from March 8, 2005, had operating income of €494.

Our Radio operations reduced operating losses by €1,096 from €3,223 in 2004 to €2,127 in 2005, mainly due to reduced losses of €675 at our Danish Radio operations.

Our Print operations increased operating income by €529 from €2,568 in 2004 to €3,097 in 2005.

Equity in Income (Loss) from Unconsolidated Subsidiaries

Equity in loss from unconsolidated subsidiaries increased €21, from €576 in 2004 to €597 in 2005. The majority of these losses relates to our investment in Prima TV, which has been consolidated since March 1, 2005.

Net Interest Expense

Net interest expense increased €1,264, or 67%, from €1,897 in 2004 to €3,161 in 2005. The increase was mainly due to the absence of a €1,681 non-cash gain in 2004 on an interest rate swap related to our 12% Senior Notes.

Foreign Exchange Gain

Foreign exchange gain decreased €461, from €775 in 2004 to €314 in 2005. The foreign exchange gain in both years relates mainly to our U.S. dollar-denominated program liabilities.

Investment Gain

In 2005 we recorded a gain of €61 on the sale of our equity interest in QXL.com. We recorded no investment gains in 2004.

Other Expenses, Net

Other expenses, net, increased €604, from €547 in 2004 to €1,151 in 2005, mainly due to written-off project costs in 2005.

Income Taxes

In 2005 we recorded an income tax benefit of €1,155 corresponding to a 27% effective tax rate applied to our pre-tax loss. In 2004 we recorded an income tax expense of €251, mainly related to pre-tax income in VT4 and Lampsi.

Net Loss

As a result of the foregoing, our net loss decreased €815, from a loss of €3,906 in 2004 to a loss of €3,091 in 2005.

Adjusted EBITDA

We use the key indicator of operating income before depreciation, amortization and non-cash compensation (“adjusted EBITDA”), along with adjusted EBITDA margin, primarily to evaluate the group’s and our individual subsidiaries’ operating performance, and for planning and forecasting future business operations. These key indicators provide investors the opportunity to evaluate the group’s performance as it is viewed by management. Although other companies in the broadcast industry may present other financial measures, we believe that adjusted EBITDA and adjusted EBITDA margin provide some comparability in analyzing the operating performance of companies in our industry.

Adjusted EBITDA and adjusted EBITDA margin exclude depreciation and amortization expenses in order to eliminate the impact of generally long-term capital investments that cannot be significantly influenced by our management on a short-term basis. The measures also exclude non-cash compensation because it does not reflect the operating results that we achieve from servicing our customers.

There are material limitations to using measures such as adjusted EBITDA and adjusted EBITDA margin, including the aforementioned difficulties associated with comparing these performance measures as we calculate them to similar performance measures presented by other companies, and the fact that these performance measures do not take into account significant items, such as depreciation and amortization. Adjusted EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with U.S. GAAP, such as operating income and net income. Management believes that when used in this fashion adjusted EBITDA and adjusted EBITDA margin can be useful tools despite their limitations.

We provide below, on a consolidated basis, a reconciliation of the non-GAAP term adjusted EBITDA to operating income (loss), which is the most directly comparable U.S. GAAP financial measure, for the three months ended March 31, 2004 and 2005.

		Three months ended March 31,
		2004	2005

Operating income (loss)		€(2,522)	€188

Add:	Non-cash compensation	794	345
	Depreciation	3,133	3,566
	Amortization	3,208	4,045
Adjusted EBITDA		€4,613	€8,144

Adjusted EBITDA increased €3,531, or 77%, from €4,613 in 2004 to €8,144 in 2005. The following table shows the changes in the adjusted EBITDA by segment:

	Three months ended March 31,
	2004	2005

Television operations	€6,238	€8,176
Premium pay operations	—	588
Radio operations	(1,784)	(386)
Print operations	3,596	4,088
Cash corporate expenses	(3,437)	(4,322)
Adjusted EBITDA	€4,613	€8,144

Despite losses of €2,778 at our recently launched television stations, The Voice TV, VijfTV and Irisz, our Television operations improved adjusted EBITDA by €1,938 to €8,176. The improvement was mainly due to improved results from our Dutch Television operations.

Our Premium pay operations, which were consolidated from March 8, 2005, generated adjusted EBITDA of €588.

Our Radio operations improved adjusted EBITDA by €1,398, mainly due to decreasing losses in our Danish and Norwegian Radio operations.

Our Print operations improved adjusted EBITDA by €492 to €4,088.

Cash Flow

Cash provided by operations was €11,712 in 2005, compared to cash used in operations of €11,411 in 2004.  The improvement, €23,123, was primarily due to timing differences related to programming payments.

Cash used in investing activities was €296,536 in 2005, compared to €2,645 in 2004. The increase was mainly due to our investments in C More, Prima TV and the Romanian radio operations.

Cash provided by financing activities was €219,686 in 2005, compared to €1,814 in 2004. The change mainly reflects the €210,000 drawn on the bridge facility to fund the C More acquisition and the proceeds of €8,811 from stock options exercised in 2005.

Forward-Looking Statements

Some of the statements in this press release are forward-looking, including, without limitation:  the statement that our revenue growth outpaced the market in most of our territories; the statement that through the successful launch of new digital channels and the acquisition of the C More Group we are rapidly expanding and diversifying our revenue streams; the statement that we are executing this growth strategy in a manner that enables us to continue to expand our cash generating ability; the statement that the Company will benefit from the significant reduction in interest rates compared to our 12% Senior Notes that was achieved based on our strengthened balance sheet and improving cash flows; the statement that as we are not heavily leveraged based on our cash flows and total net debt, we are in a strong position to capitalize on the rapidly developing digital content market while continuing to seek prudent expansion opportunities to drive growth; and the statement that holders of the Senior Notes will receive a redemption price of 106% of the principal amount of the Senior Notes plus accrued and unpaid interest on the Senior Notes on the redemption date, which will be June 15, 2005. These forward-looking statements include statements relating to our future performance, competition, trends and anticipated developments in the television and radio broadcasting, and publishing industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf.  Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as “may”, “will”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “continues” or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors.  Some of these factors include: the effects of, and changes in, regulation and government policy; the effects of changes in general economic environment; the effects of changes in the advertising and subscription spending growth; the effects of competition; our ability to reduce costs; the timely development and acceptance of our new channels, stations and/or services; the effects of technological changes in broadcasting technology; and, our success at managing the risks that arise from these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof.  We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

Conference Call

The Company will host a teleconference to discuss its results on Monday, May 23, 2005 at 10:30 am New York Time, which is 4:30 pm Luxembourg Time.

To access the teleconference, please dial +1-973-321-1100 ten minutes prior to the start time. The teleconference will also be available via live webcast on the Company’s website. If you cannot listen to the teleconference at its scheduled time, there will be a replay available through May 30, 2005 that can be accessed by dialing +1-877-519-4471 (U.S. callers) or +1-973-341-3080 (International callers), passcode 5989479. The webcast will be archived on the Company’s website for two weeks.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

For further information visit: www.sbsbroadcasting.com, or contact:

Investors:	Press:

Michael Smargiassi

Jeff Pryor

Catriona Cockburn

Brainerd Communicators, Inc.

Pryor Associates

Citigate Dewe Rogerson

Tel: +1 212 986 6667

Tel: +1 818 338 3555

Tel: +44 207 282 2924

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands of euro, except share and per share data)

	Three months ended March 31,
	2004	2005

Net revenue	€140,674	€175,067

Operating expenses:
Station operating expenses (exclusive of depreciation and amortization)	104,135	122,792
Selling, general and administrative expenses (exclusive of depreciation and amortization)	28,489	39,809
Corporate expenses	3,437	4,322
Non-cash compensation	794	345
Depreciation	3,133	3,566
Amortization	3,208	4,045
Total operating expenses	143,196	174,879

Operating income (loss)	(2,522)	188

Equity in loss from unconsolidated subsidiaries	(576)	(597)
Interest income	1,072	933
Interest expense	(2,969)	(4,094)
Foreign exchange gain	775	314
Investment gain	—	61
Other expense, net	(547)	(1,151)

Loss before income taxes and minority interest	(4,767)	(4,346)

Income taxes	(251)	1,155

Loss before minority interest	(5,018)	(3,191)

Minority interest in losses, net	1,112	100

Net loss	€(3,906)	€(3,091)

Net loss per common share (basic and diluted)	€(0.13)	€(0.10)

Weighted average common shares (thousands)	31,075	31,963

SBS BROADCASTING SA

CONSOLIDATED CONDENSED BALANCE SHEETS

(in thousands of euro)

	December 31, 2004	March 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	€196,033	€129,666
Short-term investments	354	252
Trade accounts receivable, net of allowance for doubtful accounts of €5,070 (€4,294 in 2004)	88,398	101,586
Accounts receivable, affiliates	1,475	1,583
Restricted cash and cash in escrow	2,451	1,636
Program rights inventory, current	117,544	144,431
Deferred tax assets, current	2,372	11,509
Other current assets	23,702	43,519
Total current assets	432,329	434,182

Buildings, improvements, technical and other equipment, net of accumulated depreciation	41,256	43,519
Goodwill and other intangible assets, net of accumulated amortization	245,274	499,809
Program rights inventory, non-current	62,928	73,940
Deferred financing cost, net of accumulated amortization	2,600	3,290
Investments in and advances to unconsolidated subsidiaries	5.972	3,299
Other assets	388	614
Total assets	€790,747	€1,058,653

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	€33,698	€39,715
Accrued expenses	66,702	75,606
Program rights payable, current	46,674	73,774
Income taxes payable	3,763	3,068
Current portion of long-term debt	2,550	8,815
Deferred income, current	40,785	41,506
Deferred taxes, current	9,271	9,613
Other current liabilities	19,780	23,137
Total current liabilities	223,223	275,234

Program rights payable, non-current	22,651	32,103
Bridge facility	—	210,000
12% senior notes due 2008	103,655	103,655
Other long-term debt	6,784	153
Deferred tax, non-current	23,109	22,447
Other non-current liabilities	7,588	8,093

Minority interest	58,791	58,873

Shareholders’ equity:
Common Shares (authorized 75,000,000 issued 32,241,729 (31,780,895 in 2004) at par value €2.00)	63,562	64,483
Additional paid-in capital	683,678	691,793
Accumulated deficit	(394,965)	(398,056)
Unearned compensation	(1,376)	(1,258)
Accumulated other comprehensive loss	(5,953)	(8,867)
Total shareholders’ equity	344,946	348,095
Total liabilities and shareholders’ equity	€790,747	€1,058,653

SBS BROADCASTING SA

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of euro)

	Three months ended March 31,
	2004	2005
Cash flows from operating activities:
Net loss	€(3,906)	€(3,091)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Revenue recorded in exchange for equity investments	(703)	(1,241)
Non-cash compensation	794	345
Depreciation and amortization	6,341	7,611
Equity in loss from unconsolidated subsidiaries	576	597
Non-cash interest expense (income)	(1,966)	350
Foreign exchange gain on long-term debt	(183)	(167)
Investment gain	—	(61)
Deferred tax expense (benefit)	251	(1,155)
Minority interest in losses	(1,112)	(100)
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	10,484	(1,619)
Program rights inventory, net	(2,124)	18,799
Other current assets	826	2,033
Other non-current assets	(43)	(1,229)
Accounts payable and accrued expenses	(17,117)	(7,327)
Deferred income	(3,055)	(518)
Other liabilities	(474)	(1,515)

Cash provided by (used in) operating activities	(11,411)	11,712

Cash flows from investing activities:
Proceeds from sale of short-term investments	—	163
Cash capital expenditures	(2,645)	(4,056)
Payments for purchase of acquired businesses, net of cash acquired	—	(292,643)

Cash used in investing activities	(2,645)	(296,536)

Cash flows from financing activities:
Proceeds from issuance of common shares	1,893	8,811
Proceeds from issuance of debt	—	210,000
Net change in restricted cash and cash in escrow	56	1,026
Payment of long-term debt	(135)	(151)

Cash provided by financing activities	1,814	219,686

Effect of exchange rate changes on cash and cash equivalents	(433)	(1,229)

Net change in cash and cash equivalents	(12,675)	(66,367)

Cash and cash equivalents, beginning of period	245,836	196,033
Cash and cash equivalents, end of period	€233,161	€129,666

SBS BROADCASTING SA

OPERATING RESULTS BY SEGMENT (UNAUDITED)

(in thousands of euro)

		Three months ended March 31,
		2004	2005
Television
Net revenue:
SBS6, NET5 and Veronica	(in the Netherlands)	€41,913	€44,091
TV2 & Irisz	(in Hungary)	16,559	20,256
Kanal 5	(in Sweden)	20,148	23,569
VT4 & VijfTV	(in Belgium)	13,990	15,497
TV Norge	(in Norway)	11,256	14,686
TV Danmark and Kanal 5	(in Denmark)	9,721	11,399
Prima TV	(in Romania)	—	955
The Voice TV		—	790
Other		765	1,966
Total net revenue		114,352	133,209

Station operating expenses		88,779	101,377
Selling, general and administrative expenses		19,335	23,656
Depreciation and amortization		3,874	4,785
Total operating expenses		111,988	129,818
Income from segment		€2,364	€3,391

Premium pay
Net revenue:		—	€13,171
Station operating expenses		—	6,810
Selling, general and administrative expenses		—	5,773
Depreciation and amortization		—	94
Total operating expenses		—	12,677
Income from segment		—	€494

Radio
Net revenue:
Sweden		€3,259	€3,243
Finland		2,925	3,093
Denmark		2,658	2,724
Norway		1,806	2,332
Romania		—	549
Greece		1,033	959
Total net revenue		11,681	12,900

Station operating expenses		6,627	6,328
Selling, general and administrative expenses		6,838	6,958
Depreciation and amortization		1,439	1,741
Total operating expenses		14,904	15,027
Loss from segment		€(3,223)	€(2,127)

Print
Net revenue:		€14,641	€15,787
Station operating expenses		8,729	8,277
Selling, general and administrative expenses		2,316	3,422
Depreciation and amortization		1,028	991
Total operating expenses		12,073	12,690
Income from segment		€2,568	€3,097

Consolidated
Net revenue:		€140,674	€175,067
Income from operating segments		1,709	4,855
Corporate expenses		(3,437)	(4,322)
Non-cash compensation		(794)	(345)
Operating income (loss)		€(2,522)	€188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 23, 2005

SBS BROADCASTING S.A.

		By:	/s/Markus Tellenbach
		Name:	Markus Tellenbach
		Title:	President and Chief Executive Officer